YUKON-NEVADA GOLD CORP. INTERSECTS 7.27 METERS OF 56 G/T GOLD AT
THE KETZA RIVER PROJECT, YUKON TERRITORY

Vancouver, BC – June 13, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to report additional favorable results from its on-going 2008 drilling program at Ketza River. The Ketza River property is wholly-owned by Yukon-Nevada Gold Corp., and is a past gold producer located near the town of Ross River in the Yukon Territory, Canada.

Two drill rigs have completed over 9,600 meters of drilling from 66 holes. All drill holes referenced in this release are diamond drill holes completed between April 10th and June 9th, 2008, and were targeted to expand the margins of known mineralization. Further drilling for delineation of the proposed open pits will continue through the year. Significant intercepts were received from the Peel, Penguin, Tarn, Break, and Lab targets within the Manto Zone, and the QB and Gully targets in the Shamrock Zone. Highlights include 5.15m of 13.6 g/t gold in the Peel Target of the Manto Zone and 7.27m of 56.0 g/t gold from the QB Target of Shamrock Zone. The drill intercepts reported herein were not included in the data used for the NI 43-101 resource estimates released on April 14, 2008, which contain a measured and indicated resource of 646,600 ounces of gold at a grade of 4.93 g/t and an inferred resource of 112,800 ounces of gold grading 3.26 g/t and could potentially lead to an increase in the resource of the Ketza River project.

Graham Dickson, President and CEO states, “These important results are certainly a positive indication that the project will continue to expand its resource available for open pit mining. We are confident that this project will play a critical role in the profitability of Yukon-Nevada Gold Corp.”

Manto Zone

Peel Target
Eighteen drill holes have been completed in the Peel Target for a total of 2,160 meters. Table 1 below summarizes significant intercepts in the Peel target zone.

Table 1 – Peel Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GT-08-01	11.27	15.7	4.38	6.4
GT-08-02	59.67	60.5	0.86	15.55
KR-08-1281	11.5	17.6	6.1	4.5
	19.5	24.1	4.6	2.8
	26.5	28.4	1.9	4.1
KR-08-1283	5.39	10.5	5.15	13.6
KR-08-1286	26.94	27.7	0.77	13.65

Penguin Target
Seven holes were drilled in the Penguin target zone during this period, for a total of 749.8 meters. A summary of significant drill results for the target is presented in Table 2.

Table 2 – Penguin Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
GT-08-12	92.05	96.6	4.57	8.2
KR-08-1269	21.38	23.5	2.09	10.1
KR-08-1272	74.09	75.5	1.37	4.09

Tarn Target
A total of five holes were drilled in the Tarn target zone, totaling 1,691 meters. Two ore-grade intercepts were outside of currently modeled ore zones at shallow depths, as indicated in Table 3 below.

Table 3 – Tarn Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
KR-08-1276	26.52	29.30	2.78	9.9
KR-08-1277	30.49	33.75	3.26	7.8

Break Target
A total of nine drill holes have been completed in the Break target area, totaling 1,332.9 meters. Of these, two had high-grade intercepts as shown in Table 4.

Table 4 – Break Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
KR-08-1288	18.52	20.4	1.9	22.4
KR-08-1289	17.37	17.9	0.52	10.7

Lab Target
Drilling in the Lab zone comprised twelve holes totaling 1,924.7 meters. Three drill holes intercepted significant mineralization outside of the current resource shapes, as summarized in Table 5 below.

Table 5 – Lab Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
HYD-08-05	42.02	45.6	4.64	10.4
KR-08-1270	54.13	57.0	2.87	16.8
KR-08-1275	82.14	84.5	2.39	7.4

Shamrock Zone

QB Target
The QB target area in the Shamrock Zone returned several ore-grade intercepts, as shown in Table 6 below.

Table 6 – QB Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
KR-08-1291	60.88	61.8	0.96	33.8
KR-08-1293	44.81	52.1	7.27	56.0
KR-08-1294	38.52	48.1	9.6	3.3
KR-08-1301	40.22	42.2	1.98	19.7

Gully Target
Drilling in the Gully target area comprised fifteen drill holes totaling 1,781.9 meters. Of these, one hole returned an intercept of interest as shown in Table 7 below.

Table 7 – Gully Target

Hole ID	From (m)	To (m)	Length (m)	Au g/t
KR-08-1304	51.2	58	6.77	19.1

Thicknesses have been reported as drilled – there is not yet sufficient information to determine true thicknesses. All assays for the drill program were conducted by ALS Chemex of North Vancouver, B.C.

This news release was reviewed and approved by the Chief Geologist at Ketza River, Erika Shepard, M.Sc., P.Geo., and by the company’s Executive Vice President – Exploration, Dorian (Dusty) Nicol, M.Sc., P.Geo., who is the Qualified Person for the purposes of this release.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties and by further acquisitions.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.